November 28, 2007
VIA EDGAR
Jill S. Davis,
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Mariner Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed April 2, 2007 File No. 1-32747 Response to SEC Comments dated November 13, 2007
Dear Ms. Davis:
We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated November 13, 2007 regarding the referenced filing. For your convenience, each response is prefaced by the staff’s corresponding comment in bold text.
We respectfully request that the staff review our responses and advise us of any further comments at its earliest convenience.
Form 10-K for Fiscal Year Ended December 31, 2006
Financial Statements
Consolidated Statements of Cash Flows, page 62
1.	We note from your disclosures that you have received and expect to continue to receive insurance settlements related to major hurricane events. Please tell us how you have considered the guidance of paragraph 22(c) of SFAS 95 in your presentation of such cash flows in your Consolidated Statements of Cash Flows.
Response: Hurricane Ivan caused wind and wave damage to certain Gulf of Mexico facilities in which Mariner owns an interest. As a result of Hurricanes Katrina and Rita, numerous Gulf of Mexico facilities in which Mariner owns an interest either incurred wind and wave damage, or
2000 W. Sam Houston Parkway South, Suite 2000 • Houston, TX 77042-3622 • Telephone: (713) 954-5500 • Facsimile (713) 954-5555 • www.mariner-energy.com

Jill S. Davis
Branch Chief
November 28, 2007

suffered casualty loss. Mariner maintains insurance coverage that provides for reimbursement of repair costs for facilities to be repaired, and compensation for the loss or increased abandonment-related costs associated with facilities deemed a complete loss.
Mariner has submitted insurance claims for Hurricane Ivan-related damages, some of which Mariner has recovered and the balance of which it expects to recover, net of deductible. Although Mariner has submitted claims for damages sustained from Hurricanes Katrina and Rita, and expects to begin receiving insurance proceeds in the near future, Mariner has not received any payments from insurance carriers to date on account of either event.
In accordance with the guidance of paragraph 22(c) of SFAS 95, Mariner differentiates between insurance claims based on whether they relate to reimbursement for facility repairs (“Facility Repairs”) or for casualty loss (”Casualty Losses”). Facility Repairs involve restoration of wind/wave damaged facilities to their pre-hurricane operating condition and are treated as operating in nature for purposes of cash flow presentation. Casualty Losses involve loss of value/increased abandonment-related cost for facilities that will not be repaired and are treated as investing in nature. Mariner’s insurance claims for Hurricanes Ivan, Katrina and Rita involve Facility Repairs. Mariner’s insurance claims for Hurricanes Katrina and Rita also involve Casualty Losses.
Under paragraph 22(c), receipt of insurance proceeds for destruction of an asset is considered an investing activity. Accordingly, Casualty Losses are properly characterized as investing activities. This characterization is consistent with the concept of cash inflows from investing activities under paragraph 16(c) of SFAS 95 and related footnote 5, pursuant to which Casualty Losses are tantamount to the sale of the facilities affected by the casualty. Consequently, future cash inflows from insurance settlements of Casualty Losses will be accounted for similar to the accounting for a sale of the underlying facility during the period in which the settlement is received.
In contrast to Casualty Losses, Facility Repairs are properly characterized as operating activities. Under paragraphs 21 and 22(c) of SFAS 95, operating activities include transactions and other events that are not defined as investing or financing activities in paragraphs 15-20. Paragraph 22(c)’s concept of operating activities includes the receipt of insurance proceeds except for those directly related to investing activities, “such as from destruction of” an asset. Unlike Casualty Losses that impact fixed assets, Facility Repairs constitute only restorative repair and maintenance; they neither increase the value of the asset nor are related to an impairment of an asset damaged or destroyed. For this reason, SEC Regulation S-X Rule 4-10(c)(2),(5) does not permit Facility Repairs to be capitalized whether or not covered by insurance. Consequently, cash inflows from insurance settlements of Facility Repairs have been, and future cash inflows from insurance settlements of Facility Repairs will be accounted for as cash flows from operating activities.

Jill S. Davis
Branch Chief
November 28, 2007

Note 3 — Acquisitions and Dispositions
Interest in Cottonwood, page 76
2.	We note your disclosure that indicates no gain was recorded on your disposition of your Cottonwood interest. Please clarify if your disclosure relates to gain recognition for book or tax purposes.
Response: The Cottonwood disclosure addresses gain from tax and book perspectives. The disclosure notes Mariner’s effort to defer federal income tax gain on the disposition through a possible like-kind exchange transaction that Mariner ultimately did not consummate. The last sentence of the disclosure covers nonrecognition of book gain. Although the disclosure addresses gain from tax and book perspectives, Mariner in future filings will more specifically state that no gain was recorded for book purposes on this disposition.
Mariner Energy, Inc. hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please telephone me collect (713.954.5551) with any questions or comments you may have.

Very truly yours, Mariner Energy, Inc.
By:	/s/ John H. Karnes
John H. Karnes,
Senior Vice President and Chief Financial Officer

cc:	Mr. Kevin Stertzel Ms. Kimberly Calder Securities and Exchange Commission